Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Greenberry's Coffee Roasters
141 Zion Station Rd
Troy, VA 22974
https://greenberrys.com/

Up to $617,998.70 in Series I Common Stock at $3.19
Minimum Target Amount: $123,998.49

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Greenberry's Coffee Roasters
Address: 141 Zion Station Rd, Troy, VA 22974
State of Incorporation: DE
Date Incorporated: February 05, 2021

Terms:

Equity

Offering Minimum: $123,998.49 | 38,871 shares of Series I Common Stock
Offering Maximum: $617,998.70 | 193,730 shares of Series I Common Stock
Type of Security Offered: Series I Common Stock
Purchase Price of Security Offered: $3.19
Minimum Investment Amount (per investor): $299.86

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus | 10% Bonus Shares</u>

As a previous investor in Greenberry's Coffee Roasters, you are eligible for 10% bonus shares.

<u>Amount-Based Perks</u>

Tier 1

Invest $299+ and receive a $25 gift card

Tier 2

Invest $496+ and receive 5% off all online purchases for one year**.

Tier 3

Invest $997+ and receive 10% off all online purchases for one year**, and a $25 Online Gift Card.

Tier 4

Invest $2,997+, and receive 15% off all online purchases for one year**, a $35 Online Gift Card, and a 3-month coffee subscription.

Tier 5

Invest $4,997+ and receive 20% off all online purchases for one year**, a $50 Online Gift Card, and a 3-month coffee subscription.

Tier 6

Invest $9,997+ and receive 20% off all online purchases for one year**, a Greenberry's Coffee T-Shirt, a $100 Online Gift Card, a 6-month coffee subscription, and 3% bonus shares.

Tier 7

Invest $19,997+ and receive 20% off all online purchases for one year**, a Greenberry's Coffee T-Shirt, a $100 Online Gift Card, a 6-month coffee subscription, a Roaster and Brewer for a day experience, and 5% bonus shares.

Tier 8

Invest $49,997+ and receive 20% off all online purchases for one year**, a Greenberry's Coffee T-Shirt, a $150 Online Gift Card, a one-year coffee subscription, a Roast and Brew experience with the owners followed by local excursions, and 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their

retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**The Company distributes to all 50 states and internationally. One year begins at the final close date of this Regulation Crowdfunding campaign.

<u>The 10% StartEngine Venture Club Bonus</u>

Greenberry's Coffee Roasters will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series I Common Stock at $3.19 / share, you will receive 110 shares of Series I Common Stock, meaning you'll own 110 shares for $319. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Greenberry's Coffee Roasters, Inc. ("Greenberry's" or the "Company") is divided into four lines of business: Coffee Roasting and Packaging, Nitro Coffee Beverage Production, Wholesale Distribution, and Online Sales Channels. The fifth line of business will be added in 2025 to include cafe operations.

We roast and sell dark roast gourmet coffees in 28 varieties and brew flavors of Nitro Cold Brew Coffee. We sell our products at wholesale, retail, online, and thru third-party distributors. Our sales reach is national in the USA as well as Asia. Our new nitro beverages are regional in the Mid Atlantic and moving to Phase Two expansion towards the South. We are introducing our new line of Oat Milk lattes in 2024 as well. These will also be available in our new Tetra Pak shelf stable formats and packaging.

We are a standalone C corporation with two stand-alone affiliates: Greenberry's Franchising Corp. and Greenberry's Coffee & Tea Co. Greenberry's Franchising Corp handles all our domestic and international store franchise relationships.

Greenberry's Coffee & Tea Co. is our original founding company and currently operates three company-owned stores domestically.

Competitors and Industry

The U.S. market for coffee production is valued at $l 1.4B in 2021 (IBISWorld). The global nitro coffee market size was valued at $9.8M in 2018 (Grandview Research). Online coffee sales through Amazon reached $140M in 2018.

In the coffee industry, the biggest competitors are Starbucks and Peet's Coffee. Our lineup has regional competitors including Starbucks, Snowing in Space, Blue Bottle and Stumptown. We believe our Nitro products are unique in that we use a dark roast blend of coffee and a proprietary production process to produce a very flavorful product. Current Stage and Roadmap

Current Stage and Roadmap

Greenberry's Coffee Roasters, Inc. is an established successful company with a 30-year history. We've run a profitable business for over 30 years, our management team is very experienced in our industry with the founders still managing all activities. Our product lines are fully developed and are in the marketplace. Future Roadmap

Our future growth will come from multiple channels of operation. these include new company store openings, franchised store openings, coffee sales thru wholesale distribution and online sales, and RTD sales of our cold brew lines.

The Team

Officers and Directors

Name: Michael Sean Simmons

Michael Sean Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director & CEO
  Dates of Service: December, 2000 - Present
  Responsibilities: Highest level management of the company activities. Simmons receives an annual salary of $1O0K and owns 2.5M shares of Preferred Stock.

Other business experience in the past three years:

- Employer: Greenberry's Franchising Corp.
  Title: Director & CEO
  Dates of Service: November, 2000 - Present
  Responsibilities: Highest-level management & strategic vision

Other business experience in the past three years:

- Employer: Greenberry's Coffee & Tea Co.
  Title: Director & CEO
  Dates of Service: July, 1992 - Present
  Responsibilities: Highest level management & strategic vision

Name: Oksana Simmons

Oksana Simmons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and CFO
  Dates of Service: December, 2000 - Present
  Responsibilities: Management & operations. Simmons receives an annual salary of $100K and owns 2.5M shares of Preferred Stock.

Other business experience in the past three years:

- Employer: Greenberry's Franchising Corp.
  Title: Director and CFO
  Dates of Service: November, 2000 - Present
  Responsibilities: Management & operations

Other business experience in the past three years:

- Employer: Greenberry's Coffee & Tea Co.
  Title: Director and CFO
  Dates of Service: July, 1992 - Present
  Responsibilities: Management & operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such

potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series I Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Series I Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could

materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.
We purchase high-quality whole bean arabica coffee and related coffee products. The price of coffee is subject to significant volatility and has and may again increase significantly due to one or more of the factors described below. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability.

Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products.
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the RTD Coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United States. If caffeinated beverages in general were to fall out of favor among domestic consumers, or if the domestic RTD Coffee industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oksana (Roxanne) Simmons	2,500,000	Preferred Stock	50.0%
Michael Sean Simmons	2,500,000	Preferred Stock	50.0%

The Company's Securities

The Company has authorized Series I Common Stock, Preferred Stock, and Series II Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 193,730 of Series I Common Stock.

Series I Common Stock

The amount of security authorized is 5,000,000 with a total of 18,938 outstanding.

Voting Rights

There are no voting rights associated with Series I Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 5,018,938 shares, includes 18,938 shares of Series I Common Stock and 5,000,000 shares of Preferred Stock. The Company does not have outstanding options, warrants, and other securities with a right to acquire shares, and no shares are reserved for issuance.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 Vote Per Share

Material Rights

Liquidation rights. Holders of Preferred Stock are entitled to preferential liquidation dividends.

Dividend rights. Holders of Preferred Stock are entitled to preferential dividend payments.

Conversion rights. Each share of Preferred Stock is convertible into 1 share of Series II Common Stock.

Series II Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series II Common Stock.

What it means to be a minority holder

As a minority holder of Series I Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series I Common Stock
  Type of security sold: Equity
  Final amount sold: $192,434.00
  Number of Securities Sold: 18,938
  Use of proceeds: Marketing, Company Employment, Operations, Capitol Expansion of Plant Equipment, Working Capital
  Date: November 24, 2021
  Offering exemption relied upon: Regulation CF

- Name: Series I Common Stock
  Type of security sold: Equity
  Final amount sold: $105,985.00
  Number of Securities Sold: 10,587
  Use of proceeds: Marketing, Company Employment, Operations, Capitol Expansion of Plant Equipment, Working Capital
  Date: July 30, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Company operations from 2022 to 2023 were impacted by the Covid-19 pandemic. Our customer base is comprised of online retailers, fulfillment of our website, restaurants, and large wholesalers. The restaurant sector was down but strength in other sectors allowed us to post higher top-line revenue. Our wholesaler revenues and our own website revenues were up significantly and our cold brew products are starting to gain traction in the marketplace.. Our own cafe network both domestic and international was also down earlier in the year but has recovered by about 90% and continues to improve. We expect continued improvement, especially in the second quarter of 2023 in all sectors. The restaurant sector will be most impacted long term as many small restaurants may not survive.

We expect growth in all our sectors to return us to growth. Our new nitro cold brew products were just launched late in r of 2020 and do not have a significant impact on revenues yet. We expect significant growth in this sector in 2022 and 2023 beginning in the second quarter as well. We also expect new revenue from cafe openings which will begin in the 4th quarter of 2024.

Revenue

Revenue for fiscal year 2023 was $2,636,018, a significant improvement as compared to fiscal year 2022 revenue of

$2,424,490.. Sales in 2023 have rebounded strongly across all our business lines. We expect to see continued growth and return to normal operations in 2024.

Cost of Sales

The cost of sales in 2023 was $1,864,177, a slight increase over 2022 cost of $1,855,477. in fiscal year 2022. The increase was largely due to an increase in overall revenues but the actual cost per sales unit decreased, thus increasing our gross margins by $202,828.. Company was able to keep costs in line and overall cost to revenues was significantly improved.

Gross Margins

2023 gross profit increased by $202,828 over 2022 gross profit and gross margins as a percentage of revenues increased from 23% in 2022 to 29% in 2023. This improved performance was caused by an increase in overall revenues and lower operating costs. Expenses

The Company's expenses consist of, among other things, compensation, and benefits, marketing and sales expenses, fees for professional services, utilities, supplies, research, and development expenses. Expenses in 2023 decreased by $131,088 from 2022. This was due to our reduced wage cost and better raw goods purchases as we begin to ramp up our sales and distribution efforts.

Historical results and cash flows:

Forward-looking company results show growth in our coffee roasting sector thru the wholesaler, web sales, and other online relationships. We expect a leveling out of the restaurant sector with a slower recovery. We believe 2022 is an anomaly year due to Covid-19, and while 2023 will continue to show impacts, we expect to see improvements by the end of the year..

Cash flows were impacted in 20220 by reduced overall revenues and higher fixed costs when compared to revenues. We also made significant investments in the Nitro Cold Brew plant equipment as the decision to produce in the company instead of a co-packer relationship was made by management. This decision was made due to COVID-19 impacts but will ultimately yield better product margins in exchange for the Cap-Ex expenditures. Cash expenditures have historically been funded thru past retained earnings and contributions by the founders. Future cash requirements will be supplemented by crowdfunding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has a revolving line of credit for $200K with Truist bank and currently has a balance of $195K. Cash on hand, PPP round one, and the EIDL loan also contribute to our capital resources. Additional funds are available from the Founders as needed.

Cash on hand as of December 18th, 2024 was $86,393.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds are specifically useful for the growth of our cold brew line and our online sales growth for 2024 and 2025. The crowdfunding offering is currently planned as the primary source of funding for this activity. If we raise the minimum funds, we expect to utilize them immediately. If we raise the maximum funds, we expect those funds to be utilized over an 18- month period.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is a successful, profitable company with a 32-year history. The crowdfunding campaign is not necessary for the viability of the Company and its future success.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company can continue to operate indefinitely as it is a profitable entity. The company has been in business for three (3) decades and continues to generate revenue, therefore we can count on that revenue to continue to operate the company moving forward.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company can continue to operate indefinitely as it is a profitable entity. The company has been in business for three (3) decades and continues to generate revenue, therefore we can count on that revenue to continue to operate the company moving forward.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional future sources of capital are available from the Founders.

Indebtedness

- Creditor: Inventory Credit
  Amount Owed: $200,000.00
  Interest Rate: 7.0%
  The Company has a line of credit secured by its inventory that has an interest rate of 7 percent per annum and does not have a fixed maturity date.

- Creditor: Economic Injury Disaster Loan (thru SBA directly)
  Amount Owed: $1,726,700.00
  Interest Rate: 3.75%
  Maturity Date: March 01, 2050

Related Party Transactions

- Name of Person: Management and Founders
  Relationship to Company: Related Party
  Nature / amount of interest in the transaction: Compensation
  Material Terms: The Company compensates management, including its founders, according to their stated compensation plan.

- Name of Entity: Greenberry's Franchising Corp, Greenberry's Coffee & Tea Co.
  Names of 20% owners: Sean Simmons
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Both affiliates do not have any interest in the Company
  Material Terms: The Company has received certain funds from affiliates totaling $15,875.

Valuation

Pre-Money Valuation: $16,010,412.22

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.49 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  82.5%
  When we raise the minimum amount, these funds will be used to market our product lines through existing channels.

If we raise the over allotment amount of $617,998.70, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  6.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  24.0%
  Maximum funding will contribute to marketing with enhanced online and Phase 2 regional distribution support.

- Operations
  20.0%
  Maximum funding will go towards generally supporting operations as we scale up our distribution and sales efforts.

- Capital Expansion of Plant equipment
  23.0%
  Maximum funding will provide the ability for the company to purchase our own canning line, which can significantly improve product margins. We currently outsource this service.

- Working Capital
  1.5%
  General use of proceeds to support working capital needs as we grow. We are a profitable company with positive margins.

- Company Employment
  20.0%
  Further funds will be used to hire sales associates to support the Director's rollout plans.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://greenberrys.com/ (greenberrys.com).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/greenberrys-coffee-roasters

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Greenberry's Coffee Roasters

[See attached]

GREENBERRY'S COFFEE ROASTERS, INC.

(a Delaware corporation)

Unaudited Financial Statements and

Independent Accountant's Review Report

For the calendar years ended December 31, 2023 and 2022



IndigoSpireCPA

INDEPENDENT REVIEW REPORT

November 25, 2024

To: Board of Directors, GREENBERRY'S COFFEE ROASTERS, INC.

Re: 2023 and 2022 Financial Statement Review

We have reviewed the accompanying financial statements of GREENBERRY'S COFFEE ROASTERS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of income, shareholder's equity, and cash flows for the calendar year periods ended December 31, 2023 and 2022, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. *Accordingly, we do not express such an opinion*.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpireCPA, PC

IndigoSpireCPA, PC
San José, CA

GREENBERRY'S COFFEE ROASTERS, INC.
BALANCE SHEET
As of December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	86,393	$	972,522
Accounts receivable		108,059		187,454
Inventory		174,129		252,142
Due from affiliate		42,377		73,152
Total current assets		410,958		1,485,270
Fixed assets, net of accumulated depreciation		1,618,049		1,142,779
Security deposits		24,357		29,017
Due from shareholder		374,600		80,600
Total Assets	$	2,427,964	$	2,737,666
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	88,051	$	229,787
Other current liabilities		16,772		6,369
Due to franchising affiliate		0		14,956
Total Current Liabilities		104,823		251,112
Secured credit facilities		142,359		391,612
EIDL payable		1,726,700		1,731,616
Total Liabilities		1,973,882		2,374,340
SHAREHOLDERS' EQUITY				
Common stock		1,134,192		1,128,713
Retained equity		(680,110)		(765,387)
Total Shareholders' Equity		454,082		363,326
Total Liabilities and Shareholders' Equity	$	2,427,964	$	2,737,666

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
Revenue, net	2,636,018	2,424,490
Cost of goods sold	1,864,177	1,855,477
Gross profit	771,841	569,013
Operating expenses		
Selling	41,378	28,689
Marketing	7,917	135,277
Professional	76,321	68,046
Other general and administrative	472,160	496,852
Total operating expenses	597,776	728,864
Net Operating Income (Loss)	174,065	(159,851)
Other income (expense), net	18,744	(30,630)
Interest (expense), net	(106,433)	(19,635)
Tax (provision) benefit	0	0
Net Income (Loss)	86,376	(210,116)

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance as of January 1, 2022	**1,079,938**	**(508,577)**	**571,361**
Issuances of equity	48,775		48,775
Distributions		(46,694)	(46,694)
Net income		(210,116)	(210,116)
Balance as of December 31, 2022	**1,128,713**	**(765,387)**	**363,326**
Issuances of equity	5,479		5,479
Distributions		(1,099)	(1,099)
Net income		86,376	86,376
Balance as of December 31, 2023	**1,134,192**	**(680,110)**	**454,082**

GREENBERRY'S COFFEE ROASTERS, INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
Operating Activities		
Net Income (Loss)	86,376	(210,116)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	79,395	(100,059)
(Increase) decrease in inventory	78,013	16,185
(Increase) decrease in other current assets	0	10,388
Increase (decrease) in accounts payable	(141,736)	191,705
Increase (decrease) in all other current liabilities	(4,553)	(4,618)
Net change in cash from operating activities	97,495	(96,515)
Investing Activities		
(Investments in) fixed and intangible assets	(475,270)	(729,567)
Security deposits (paid) returned	4,660	0
Amounts (loaned) received from affiliates	(263,225)	(26,152)
Net change in cash from in investing activities	(733,835)	(755,719)
Financing Activities		
Proceeds from (repayment) of loans	(254,169)	69,768
Contributions to equity, net of (distributions)	4,380	2,081
Net change in cash from financing activities	(249,789)	71,849
Net change in cash and cash equivalents	(886,129)	(780,385)
Cash and cash equivalents at beginning of period	972,522	1,752,907
Cash and cash equivalents at end of period	86,393	972,522

NOTE 1 – NATURE OF OPERATIONS

GREENBERRY'S COFFEE ROASTERS, INC. (the "Company"), was originally organized in Virginia on December 29, 2000. On February 4, 2021, the Company re-domiciled under the laws of Delaware. The Company operates and distributes roasted coffee products and Nitro Cold Brew RTD beverages in several unique flavors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $86,393 and $972,522 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for

maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023 and 2022, the Company had $1,618,049 and $1,142,779, respectively, of net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be

sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as services are performed or products are sold, net of return and warranty accruals. As of December 31, 2023, and 2022, $2,636,018 and $2,424,490, respectively.

Cost of Goods Sold

Cost of goods sold consists primarily of materials, labor attributable to specific jobs, platform costs, tooling expenses and other costs associated with the delivery of our products and services to our customers.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing and on account. When the Company sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 4 – EQUITY

The Company has common stock totaling $1,134,192 and $1,128,713 as of December 31, 2023 and 2022, respectively.

NOTE 5 – INCOME TAX MATTERS

The Company has filed its corporate income tax return for the periods ended December 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company may engage in transactions with insiders from time to time including making loans to affiliates and shareholders. Because these transactions are between related parties to the Company, there is no guarantee that the pricing reflects an arm's-length transaction.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through November 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF GREENBERRY'S COFFEE ROASTERS, INC.

A Growing Multichannel International Coffee Company

Greenberry's is an innovative international coffee company with a history of strong financial performance, a focus on growth strategies, and opportunities for expansion.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



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OVERVIEW	ABOUT	TERMS	DISCUSSION	INVESTING FAQS

REASONS TO INVEST

✓ More Americans drink coffee every day than any other beverage — including tap water! The market hit a 20-year high in the U.S. and is growing fast internationally.

SOLID FOUNDATION – Greenberry's, with over 30 years in cafes, roasting, and distribution, builds upon expertise in the

- coffee industry and its founders' inspiration from industry pioneers.

- We sell coffee through cafes, franchise locations, major grocery chains, local retailers, convenience stores, and directly to consumers online with $26M+ in sales since 2013.

The statements made regarding future growth and opportunities reflect our beliefs and strategies as of the date made and are subject to market and operational risks.

TEAM



Michael Sean Simmons • Director & CEO

Sean founded Greenberry's in 1992 with a small roaster and storefront, growing it into a global, multi-channel success with his wife, Roxanne. He holds a BA in Economics from the University of Colorado Boulder. Before Greenberry's, Sean worked at Unisys and owned Subway franchises. A seasoned entrepreneur, Sean believes he's just hitting his prime leading Greenberry's!

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Oksana "Roxanne" Simmons • Director & CFO

Roxanne, co-founder of Greenberry's, is the strategic mind behind the brand. With a BA in Economics from the University of Colorado Boulder and experience in health insurance sales, she launched Greenberry's with her husband, Sean, in 1992. As CFO, Roxanne's love of numbers and attention to detail have been key to the company's growth and success.

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Julia Jachowicz • VP of Retail & Franchising

Julia drives everything at Greenberry's! She heads up all of our company-owned cafes, and is the primary liaison with all of our franchises. Julia is spearheading our expansion strategies with new cafes and franchises in the coming years. Her broad experience and array of skills are the glue that keeps the Greenberry's team on track and on target!

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Brian Ventura • VP of Sales & Distribution



Brian began in food distribution as a buyer for Whole Foods and later led retail and wholesale sales for a startup juice company on the East Coast. His experience in both supplier and retail roles, along with leadership as a regional manager in solar, has been key to Greenberry's fast growth in Ready-To-Drink cold brew across the East Coast and Midwest.

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RJ Smith • Director of Operations

RJ, our Director of Operations, joined Greenberry's in 2019 and quickly earned the title of 'Cold Brew Master' with the launch of our Nitro Cold Brew line. Now cross-trained, RJ oversees the warehouse, production, roasting, and cold brew teams, as well as maintenance, playing a key role in keeping our operations running smoothly.

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Mary Milton • Office & Purchasing Manager

Mary Milton has been with Greenberry's Coffee Roasters for seven years. Mary first started at Greenberry's as a barista at our flagship store and later was offered the opportunity to join the roasters team. Since then, she has learned all the ins and outs of Greenberry's and holds several key roles in the company, including HACCP Manager.

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Charlie Lasocki • Production Lead

Charlie joined Greenberry's in 2021 to assist with our influx of orders! Charlie holds a deep appreciation for coffee and is dedicated to preparing, packaging, and shipping orders as efficiently as possible to bring you the freshest roasts!

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Angie Garcia • Production

Angie joined the Greenberry's team one year ago and has taken the lead on wholesale accounts! Her years of warehouse and production work in a variety of industries has brought so much to the team. Not to mention, her very calm and positive demeanor makes Greenberry's all the more welcoming!

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Jose Bonilla • Roaster & Cold Brew Production

New to the team, Jose comes with lots of energy and continuous interest to learn more. Jose joined us in 2023 to help with production but has discovered a true passion for coffee. Today, he is one of our Roasters.

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Mocha • Nitro Mascot

Loveable, huggable, and humble – Mocha is just the best!

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THE PITCH

Crafting Quality & Driving Growth in the Coffee Business

The coffee industry is booming, with consumers in the U.S. globally embracing a variety of coffee experiences—whether it's traditional drip, espresso, cold brew, or nitro—at home, on the go, and in cafes.

Fully Integrated Operations

We control every step of the process—roasting, canning, packing, shipping, and selling. This vertical integration enables economies of scale, streamlines operations, and stabilizes our supply chain, ensuring consistency and reducing costs.

Innovative Products, Rapid Expansion

Our ready-to-drink (RTD) canned coffee line is driving growth opportunities in the market. With an increase in locations and partnerships with major distributors like Rainforest Distribution and Merchants Grocery Company, we're expanding our reach and driving new opportunities in the ever-growing coffee market. From traditional coffees and espressos to innovative offerings like Nitro Cold Brew and our latest Bourbon Barrel Aged Nitro Cold Brew, Greenberry's aims to differentiate itself through quality and creativity in its product offerings.







THE PROBLEM

Coffee Demand Reaching New Heights

The global coffee market continues to grow, but it is dominated by multinational conglomerates (JAB, Starbucks, Nestle, Keurig, Dr. Pepper, Dunkin, etc.). However, there is space for smaller, community-oriented businesses if they have the right mix of resources, products, and connections.

WATCH – Experienced Craft Coffee Roasters



Experienced Craft Coffee Roasters

Greenberry's, a 32-year veteran in the beverage industry, delivers craft coffee to consumers across the U.S. and internationally. We supply hand-roasted beans and high-quality ready-to-drink (RTD) coffees to domestic and global markets through direct-to-consumer sales and a growing network of distributors, retailers, cafes, and franchises such as: Costco, Food Lion, Tiger Fuel, Whole Foods, Merchants and Rainforest.


Greenberry's
COFFEE ROASTERS
Jakarta Blend
SMALL BATCH
CRAFT ROASTED
Dark Sumatra
Italian Espresso
Viennese Blend
CRAFT ROASTED
Mocha Java

As a mid-size coffee company that has been in business for over 30 years, we believe Greenberry's is ready to embrace the growing market opportunities. Supported by nationwide and international distribution and an innovative portfolio of RTD products, Greenberry's is expanding its reach to coffee lovers everywhere—through cafes, franchises, eCommerce, online subscriptions, grocery stores, convenience stores, and restaurants around the world.

THE MARKET & OUR TRACTION

Riding the Waves of Top Coffee Trends with Over 32 Years of Craft Coffee

The cold brew coffee market is projected to grow from $3.16 billion in 2024 to $16.22 billion by 2032, exhibiting a CAGR of 22.67% during the forecast period. (Source) The U.S. ready-to-drink coffee market is experiencing dynamic growth, driven by consumer demand for convenience, premium offerings, and health-conscious alternatives across various retail channels including, convenience stores, supermarkets, eCommerce and specialty stores. (Source) Additionally, coffee subscriptions, currently accounting for 2% of global coffee spending (approximately $685 million annually), are anticipated to increase to 5-7% of total coffee spending by 2032. (Source)

The momentum from our first StartEngine funding round has been crucial in scaling operations. We've doubled our facility size, enhanced production capabilities, strengthened our team, and expanded our distribution networks, setting the stage for new cafes and franchises. Our aggressive retail expansion includes partnerships with national and local retailers, specialty stores, and convenience stores, achieving 46% sales growth over the last three fiscal years (2021-2023) and driving significant expansion in points of sale.

Our Ready-to-Drink (RTD) Nitro Cold Brew, a consumer favorite since 2016, has opened new market segments, particularly in convenience stores. In response to the rising demand for specialty coffee, we launched a subscription service for added convenience.

Domestically, Greenberry's has a strong presence with cafes and franchises in Virginia, Washington DC, and Maryland. Internationally, we've expanded to 10 franchise locations in Japan and plan further U.S. and European expansion over the next five years. Our team is also ramping up franchising efforts to attract new partners who see the potential in the specialty coffee market.


Greenberry's
COFFEE ROASTERS
Greenberry's
COFFEE ROASTERS
Sulawesi
CRAFT ROASTED
Greenberry's
COFFEE ROASTERS
Blue Ridge Blend
CRAFT ROASTED

WHY INVEST

A Strong Foundation, Ambitious Plans, & Room to Grow

The global coffee market is rapidly growing, creating ample opportunities for a mid-sized company like Greenberry's to thrive.

Greenberry's is actively expanding its international distribution of craft coffee and ready-to-drink (RTD) products, while also launching new cafes and franchises.

We believe we are well-positioned to take advantage of this market opportunity—consider joining us on this journey.

By investing in Greenberry's, you become a part of every bean we roast and every cup we serve.

With over 30 years in business, we're driving our expansion forward and invite you to join us on this exciting journey.

ABOUT

HEADQUARTERS
141 Zion Station Rd
Troy, VA 22974

WEBSITE
View Site ⧉

Greenberry's is an innovative international coffee company with a history of strong financial performance, a focus on growth strategies, and opportunities for expansion.

TERMS

Greenberry's Coffee Roasters, Inc.

Overview

PRICE PER SHARE
$3.19

VALUATION
$16.01M

DEADLINE ⓘ
Jan. 17, 2025 at 12:44 AM UTC

FUNDING GOAL ⓘ
$124K - $618K

Breakdown

MIN INVESTMENT ⓘ
$299.86

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,998.70

SHARES OFFERED
Series I Common Stock

MIN NUMBER OF SHARES OFFERED
38,871

MAX NUMBER OF SHARES OFFERED

193,730

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,427,964	$2,737,666
Cash & Cash Equivalents	$86,393	$972,522
Accounts Receivable	$108,059	$187,454
Short-Term Debt	$104,823	$251,111
Long-Term Debt	$1,726,700	$1,731,616
Revenue & Sales	$2,636,018	$2,424,490
Costs of Goods Sold	$1,864,177	$1,855,477
Taxes Paid	$0	$0
Net Income	$86,376	-$210,116

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

As a previous investor in Greenberry's Coffee Roasters, you are eligible for 10% bonus shares.

Amount-Based Perks

Tier 1

Invest $299+ and receive a $25 gift card

Tier 2

Invest $496+ and receive 5% off all online purchases for one year**.

Tier 3

Invest $997+ and receive 10% off all online purchases for one year**, and a $25 Online Gift Card.

Tier 4

Invest $2,997+, and receive 15% off all online purchases for one year**, a $35 Online Gift Card, and a 3-month coffee subscription.

Tier 5

Invest $4,997+ and receive 20% off all online purchases for one year**, a $50 Online Gift Card, and a 3-month coffee subscription.

Tier 6

Invest $9,997+ and receive 20% off all online purchases for one year**, a Greenberry's Coffee T-Shirt, a $100 Online Gift Card, a 6-month coffee subscription, and 3% bonus shares.

Tier 7

Invest $19,997+ and receive 20% off all online purchases for one year**, a Greenberry's Coffee T-Shirt, a $100 Online Gift Card, a 6-month coffee subscription, a Roaster and Brewer for a day experience, and 5% bonus shares.

Tier 8

Invest $49,997+ and receive 20% off all online purchases for one year**, a Greenberry's Coffee T-Shirt, a $150 Online Gift Card, a one-year coffee subscription, a Roast and Brew experience with the owners followed by local excursions, and 5% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot

receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**The Company distributes to all 50 states and internationally. One year begins at the final close date of this Regulation Crowdfunding campaign.

The 10% StartEngine Venture Club Bonus

Greenberry's Coffee Roasters will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series I Common Stock at **$3.19** / share, you will receive 110 shares of Series I Common Stock, meaning you'll own 110 shares for $319. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For

those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your

refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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